ZBB ENERGY CORPORATION
N93 W14475 Whittaker Way
Menomonee Falls, WI 43501
April 25, 2007
Via Edgar Transmission
Securities And Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington DC 20549

Re:	ZBB Energy Corporation (“Registrant”) Selling Securityholder Registration Statement on Form SB-2 (No. 333-140738) Application for Withdrawal
Gentlemen:
          The undersigned Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form SB-2 (SEC File No. 333-140738), originally filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2007 and as amended on March 19, 2007 and April 13, 2007. The application herein to withdraw the selling securityholder registration statement, is made on the grounds that the Registrant has determined at this time, based on discussions between the Commission and the Registrant’s counsel, that withdrawal of such registration statement would expedite the completion of the comment review process of the Commission pursuant to the Registration Statement on Form SB-2 (333-138243) relating to the Registrant’s underwritten offering which is not being withdrawn. No securities were sold in connection with either of the proposed offerings.
          If you have any questions regarding this application, please contact our counsel of record for this offering, Stephen Weiss Esq., or Ronniel Levy, Esq. of Hodgson Russ, LLP, at 212-661-3535.

Sincerely, ZBB ENERGY CORPORATION
By:	/s/ Robert J. Parry
Name:	Robert J. Parry
Title:	C.E.O. (Principal Executive Officer)

By:	/s/ Geoffrey D. Hann
Name:	Geoffrey D. Hann
Title:	Chief Financial Officer (Principal financial officer and principal accounting officer)

cc:	Ernest Stern, Esq.